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JOHN ADEBIYI (ENGLAND & WALES)		BEIJING
Z. JULIE GAO (CALIFORNIA)		BRUSSELS
GREGORY G.H. MIAO (NEW YORK)		FRANKFURT
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ED SHEREMETA (NEW YORK)		MOSCOW
MUNICH
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VIENNA

June 27, 2012

VIA EDGAR

Larry Spirgel, Assistant Director

Celeste M. Murphy, Legal Branch Chief

Jessica Plowgian, Attorney-Advisor

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                         Youku Inc.

Responses to the Staff’s Comments on Amendment No. 2 to the Registration Statement on Form F-4 (File No. 333-180913) Filed on June 13, 2012

Dear Mr. Spirgel, Ms. Murphy and Ms. Plowgian:

On behalf of our client, Youku Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we hereby submit responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), as set forth in your letter dated June 21, 2012 (the “Comment Letter”), regarding the above referenced registration statement on Form F-4 (the “Registration Statement”) that was filed on June 13, 2012.

This letter and Amendment No. 3 to the Registration Statement (the “Amended Registration Statement”) are being filed with the Commission electronically via EDGAR today. These amendments reflect changes made to address the Staff’s comments included in the Comment Letter. In addition to the electronic filing, we are delivering to you via hand delivery a hard copy of this letter and two courtesy copies of the Amended Registration Statement (without exhibits) marked to indicate changes to Amendment No. 2 to the Registration Statement filed on June 13, 2012.

Set forth below are the Company’s responses to the Staff’s comments contained in the Comment Letter. The comments are repeated below, followed by the responses prepared by the Company. The Company has included page numbers to indicate where the language addressing a particular comment appears in the Amended Registration Statement.

*  *  *

Tudou’s PRC subsidiaries do not have the business scope …,” page 85

1.                                      We note your response to comment 3 from our letter dated June 7, 2012 regarding SAFE Circular 142. We also note that Circular 45, strengthening Circular 142, promulgated November 16, 2011 by the State Administration of Foreign Exchange, or SAFE, expressly prohibits foreign invested entities, or FIEs, including WFOEs, from converting registered capital in foreign exchange into RMB for the purpose of equity investment, granting certain loans, repayment of inter-company loans, and repayment of bank loans which have been transferred to a third party. Further, Circular 45 generally prohibits an FIE from converting registered capital in foreign exchange into RMB for payment of various types of cash deposits. Tell us how Circular 45 restricts the ability of your WFOEs to provide financial support to your VIE, how these restrictions affect your operations, what steps you are taking to account for these restrictions going forward and what risks may ensue. In this analysis discuss all restrictions imposed by Circular 142 and Circular 45, including but not limited to those regarding the use of RMB converted from foreign currency denomination, and detail how each does or does not apply to your operations considering your corporate structure.

Under Circular 142 and Circular 45, a foreign invested enterprise, or FIE, can only use Renminbi converted from foreign currency denominated capital for purposes within its business scope, as approved by PRC governmental authorities.  Hence an FIE cannot use such converted Renminbi for equity investments or extending loans in the PRC unless its business license specifically includes equity investments or extending loans within its business scope.

Under Circular 142 and Circular 45, Tudou’s wholly-foreign owned PRC subsidiaries, or WFOEs, cannot use Renminbi converted from their capital to extend loans to Tudou’s variable interest entities, or VIEs, or to shareholders of the VIEs.  Thus these circulars restrict the WFOEs’ ability to use their capital to provide financial support to the VIEs.  In addition, as disclosed on pages 85 and 86 of the Amended Registration Statement, Circular 142 and Circular 45 restrict the WFOEs’ ability to establish new subsidiaries or to invest in other companies by using Renminbi converted from foreign currency denominated capital.

Because the restrictions under Circular 142 and Circular 45 only apply to Renminbi converted from the WFOEs’ capital, Tudou’s WFOE Reshuffle Technology (Shanghai) Co., Ltd., or Reshuffle Technology, may use Renminbi generated from its operations, including service fees paid by the VIEs under the exclusive consultancy and service agreements, to finance the VIEs through entrustment loans to the VIEs or loans to the VIEs’ shareholders for the purpose of making capital contributions to the VIEs.

In addition, Reshuffle Technology can use converted Renminbi to carry out any activities within its normal course of business, including to purchase bandwidth, license video content, pay employee salaries and benefits and fund other operational needs in connection with its provision of services to the VIEs under the exclusive consultancy and service agreements.  Reshuffle Technology pays such expenses under its exclusive consultancy and service agreements, and Tudou expects Reshuffle Technology to continue to do so.  These arrangements reduce the operating expenses and financial needs of Tudou’s VIEs and hence mitigate the impact of the WFOE’s inability to use Renminbi converted from the WFOE’s capital to provide financial support to the VIEs through debt or equity investments.

In addition to the above restrictions, Circular 142 and Circular 45 restrict the ability of an FIE to use Renminbi converted from foreign currency denominated capital to purchase real estate, other than for its own use, make various types of cash security deposits, grant entrustment loans, repay inter-company loans, repay bank loans which have been transferred to a third party, pay land bidding deposits or repay Renminbi loans unless the proceeds of such loans have been used for purposes within the FIE’s business scope.  The circulars also restrict the conversion into Renminbi of foreign currency proceeds received by PRC individuals from the sale of equity interests in PRC companies to foreign investors.  Finally, Circular 45 restricts the ability of an FIE to incur foreign debts.  These restrictions do not apply to or have an insignificant impact on Tudou’s operations because under Tudou’s business model its subsidiaries do not need to engage in these restricted activities in connection with their operations.

2.                                      Detail logistically how you will provide any necessary financial support to your VIE including but not limited to how cash will be transferred, to which corporate entities or individuals acting as intermediaries and how those funds will be transferred to your VIE. Citing the appropriate authority, detail the maximum amounts or caps under PRC rules, regulations, circulars and notices, for the distinct periods to which these entities and individuals will be subject (e.g., annually) and how these amounts will work to provide the necessary funding to your VIE. We note that your disclosure on page 86 appears to be limited to the restrictions on using funds to make equity investments.

The Company respectfully advises the Staff that pursuant to the Interim Provisions on the Administration of Foreign Debts issued on January 8, 2003 by the State Administration of Foreign Exchange, the National Development and Reform Commission and the Ministry of Finance, none of Tudou’s WFOEs is allowed to incur foreign debt in an amount exceeding the difference between its approved total investment and its registered capital.  This restriction does not materially affect Tudou’s operations because Tudou may fund its WFOEs through capital contributions.

Although Tudou’s WFOEs are not allowed to use Renminbi converted from foreign currency denominated capital to provide financial support to the VIEs, as discussed in the response to the Staff’s comment 1 above, Reshuffle Technology provides indirect financial support to the VIEs by purchasing bandwidth, licensing video content, paying salaries and benefits to its employees and funding other operational needs in connection with its provision of services to the VIEs under the exclusive consultancy and service agreements.  In addition, Reshuffle Technology may use Renminbi generated from its operations, including service fees paid by the VIEs under the exclusive consultancy and service agreements, to finance the VIEs through entrustment loans to the VIEs or loans to the VIEs’ shareholders for the purpose of allowing the shareholders to make capital contributions to the VIEs.  PRC regulations do not impose any caps on such capital contributions or loans.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 85 and 86 of the Amended Registration Statement.

“A lawsuit initiated by the ex-wife of Mr. Gary Wei Wang…,” page 91

3.                                      We note your response to comment 8 from our letter dated June 7, 2012. Revise your disclosure to clearly state that Mr. Wang’s indemnification of the company pursuant to the undertaking letter would not protect the equity interest in Quan Toodou should the court determine to subject such assets to its enforcement measures. In addition, please provide us with a copy of the voting agreement referenced in your risk factor and explain why such voting agreement was not filed with Tudou’s Form 20-F filed March 30, 2012.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 92 of the Amended Registration Statement.  The Company respectfully advises the Staff that the voting agreement between Mr. Wang and the Company referenced in the above risk factor is included in Annex B to the joint proxy statement/prospectus as Annex B-5.  The Company further advises the Staff that Tudou has filed all material transaction documents relating to the proposed merger, including the voting agreement, as exhibits to an amendment, dated June 27, 2012, to its 20-F.

4.                                      We note your response to comment 10 from our letter dated June 7, 2012. Please expand your disclosure to address the risk that Tudou may need to institute court proceedings to recover any losses it may incur as a result of Mr. Wang’ failure to timely perform his obligations. Your revised disclosure should address the risk that such proceedings have an uncertain outcome and may be costly to the company. In addition, further revise your disclosure to state that although the call option is currently effective, in the future Reshuffle Technology may not be able to exercise the call option to request Mr. Wang to transfer all or part of his equity interest in Quan Toodou to a person it designates if the court determines to reinstate the conservatory measures previously imposed on such interests.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 92 of the Amended Registration Statement.

Miscellaneous, page 138

5.                                      We note your response to comment 14 from our letter dated June 7, 2012. Please revise your disclosure on page 139 to clearly and prominently state that the discretionary fee Morgan Stanley is eligible to receive is undefined.

In response to the Staff’s comment, the Company has revised the disclosure on page 139 of the Amended Registration Statement.

Material U.S. Federal Income Tax Consequences of the Merger, page 142

6.                                      We note your response to comment 15 from our letter dated June 7, 2012. While we understand the uncertainty with respect to the outcome of the PFIC determination, we continue to believe that counsel’s opinion regarding whether the merger will be treated as  “reorganization” cannot be assumed and must be clearly disclosed in the prospectus. It is not sufficient to present shareholders the alternative consequences depending on differing applications of a provision of the tax code. Please revise the tax opinion to provide an opinion on this material tax issue. We note that counsel may provide an opinion that is subject to uncertainty, opining as to how the reorganization “should” be treated.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 143 and 144 of the Amended Registration Statement.

Tudou Corporate Structure Matters, page 165

7.                                      We note your response to comment 16 from our letter dated June 7, 2012. Please disclose the full name of the MIIT, as referenced in your revised disclosure. In addition, we note your disclosure that Tudou is obligated to use its reasonable best efforts to cause the nominee shareholders of its variable interest entities to be transferred to persons designated by Youku prior to the closing of the transaction. However, we also note your statement that the transaction may be delayed if Tudou fails to do this on or prior to the closing. Please revise your disclosure to clarify whether the transaction will take place prior to completion of these transfers. Please include risk factor disclosure addressing either (i) the risks associated with the possible delay of the transaction as a result of the failure to obtain these transfers or, if applicable, (ii) the risk that the transaction may close prior to the transfer of these equity interests.

The Company respectfully advises the Staff that Tudou and the Company have agreed to satisfy the equity transfer obligations by, after the Company and Tudou have each obtained shareholder approvals at their respective AGMs but on or prior to closing of the Merger, adding a person designated by the Company as a new controlling shareholder of each Tudou VIE through capital injection by such person.  As confirmed by the Company’s PRC counsel, adding such a Company designated shareholder through capital injection will require registration with the local administration of industry and commerce, a procedure that is expected to take approximately two weeks to complete.

In response to the Staff’s comment, the Company has revised the risk factor on page 60 and the referenced disclosure on page 165 of the Amended Registration Statement.

Contractual Arrangements with Quan Toodou and its Shareholders, page 208

Contractual Arrangements with Shanghai Suzao and its Shareholders, page 209

Contractual Arrangements with Beijing Tixian and its Shareholders, page 211

8.                                      We note your response to comment 19 from our letter dated June 7, 2012 and your assertion that the equity pledge secures performance by the consolidated affiliated entities of “all of their respective obligations under the relevant contractual arrangements.” With respect to each of the equity interest pledge agreements, please revise your disclosure to:

•                  Clarify how the court would determine the amount owed to Tudou under the relevant agreements should Tudou enforce the equity pledge. For example, under the service agreements it appears that the amount owed to Tudou would be equal to the service fees owed under the agreements, which is materially less than the revenues of the variable interest entities that are attributed to Tudou in its financial statements.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 209, 211 and 212 of the Amended Registration Statement.

The Company respectfully advises the Staff that although the amount owed to Tudou under the exclusive consultancy and service agreements is materially less than the VIEs’ revenues attributed to Tudou in its consolidated financial statements, the revenues retained by the VIEs are primarily used to fund their operating expenses, which are also attributed to Tudou in its consolidated financial statements.  Pursuant to the VIE agreements, Reshuffle Technology has the right to increase the amounts of the service fees at its sole discretion.  Thus, if the revenues retained by the VIEs were to materially exceed their operating expenses, Tudou could increase the amount of service fees it charges the VIEs.

•                  Outline the remedies available to the WFOE and how the registered equity pledge debt amount would be treated by which Chinese agency or authority, i.e., property exchange where auction would occur, were the WFOE to act to dispose of the registered equity pledge interest represented by the debt amount listed therein.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 209, 211 and 212 of the Amended Registration Statement.

•                  Separately, review how the remaining scope of the agreed equity pledge in the equity pledge agreement, representing the amount in excess of the debt amount listed on the registered equity pledge, would be determined and by which Chinese agency or authority, including local Chinese courts. Address the risks to the WFOE of satisfaction of those amounts as a result of same. State the method and venue of the determination of the scope or amount of the registered equity pledge debt amount and the scope of the agreed equity pledge separately represented by the equity pledge agreement, and the difference in remedies available to the WFOE during pursuit of the two.

The Company respectfully advises the Staff that the Renminbi amounts stated in the equity pledge registrations with the local offices of the administration of industry and commerce under the caption “Amount of pledged equity” do not represent the total amount of secured obligations under the pledges.  Rather, they represent the percentage of the equity interests that have been pledged, based on the total registered capital of the entities.

For example, Quan Toodou has a total registered capital of RMB50.0 million, of which Mr. Gary Wei Wang contributed RMB47.5 million, representing 95% of the equity interests in Quan Toodou, and Ms. Zhiqi Wang contributed RMB2.5 million, representing 5% of the equity interests in Quan Toodou.  Because Mr. Gary Wei Wang’s pledge indicates RMB47.5 million and Ms. Zhiqi Wang’s pledge indicates RMB2.5 million under the caption “Amount of pledged equity,” the pledges together represent 100% of the equity interest in Quan Toodou.  Thus, in the event of a default under the equity interest pledge agreement, a court would treat the entire equity interest in Quan Toodou as collateral securing the performance of all obligations of the pledgors and Quan Toodou under the contractual arrangements.

Therefore, all of the equity interests of the VIEs are fully pledged to secure the performance by the VIEs of all of their respective obligations under the relevant contractual arrangements.

•                  As previously requested, please state the amount each registered equity pledge lists as secured and disclose what that amount represents. We continue to believe that the secured debt amount listed on the registered equity pledge is material and disclosure is important to clarify the purpose and effect of the VIE agreements upon which you rely.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 209, 211 and 212 of the Amended Registration Statement.

* * *

If you have any additional questions or comments regarding the Registration Statement, please contact the undersigned at (852) 3740-4850 or julie.gao@skadden.com.

Sincerely,

/s/ Z. Julie Gao

cc:	Victor Koo, Chairman of the Board of Directors and Chief Executive Officer,
Youku Inc.
Dele Liu, Senior Vice President and Chief Financial Officer, Youku Inc.
Gary Wei Wang, Chairman of the Board of Directors and Chief Executive Officer, Tudou Holdings Limited
Bin Yu, Chief Financial Officer, Tudou Holdings Limited
Ernest C Lee, Ernst & Young Hua Ming
Steve Pan, PricewaterhouseCoopers Zhong Tian CPAs Limited Company
David T. Zhang, Esq., Kirkland & Ellis International LLP
Jesse Sheley, Esq., Kirkland & Ellis International LLP
Benjamin Su, Esq., Kirkland & Ellis International LLP
Allen C. Wang, Esq., Latham & Watkins LLP